SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE Announces the New Generation of Interaction Analytics with AI-Based Anomaly Discovery and Correction, Dated October 2, 2019.
99.2 NETIA Drives Improved Customer Service and Operational Efficiency with NICE Nexidia Analytics, Dated October 3, 2019.
99.3 Q6 Cyber Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated October 7, 2019.
99.4 NICE Solutions Honored by TMC for Driving Innovation and Exceptional Value for Contact Center Customers, Dated October 11, 2019.
99.5 NICE Presents the Path to Creating Extraordinary Customer and Employee Experiences Using Analytics, Automation, Cloud and Workforce Optimization, Dated October 14, 2019.
99.6 PSCU Enhances Member Experience with NICE Actimize ActOne Extend, an Innovative AI-Infused Investigation Platform, Dated October 14, 2019.
99.7 NICE Revolutionizes Performance Management with AI-Based Analytics, Dated October 15, 2019.
99.8 TeleSign, Ekata and CRB Monitor Join NICE Actimize’sX-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated October 15, 2019.
99.9 NICE Awarded Initiative to Modernize Incident Debriefing Systems for Air Traffic Control the Netherlands, Dated October 16, 2019.
100.0 Independent Research Firm Finds High Interest in Adopting AI Across the Contact Center, Dated October 17, 2019.
100.1 NICE inContact Achieves Highest and Furthest Overall Position for Ability to Execute and Completeness of Vision, Respectively, in Gartner Magic Quadrant for Contact Center as a Service, North America, Dated October 18, 2019.
100.2 Au10Tix, Daon, and Kingland Join NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated October 21, 2019.
100.3 NICE Actimize Hosts ENGAGE 2019, the Industry’s Premier Event for Innovative Leaders of the Financial Crime and Compliance Industry, Dated October 22, 2019.
100.4 NICE Unveils Updated NICE Investigate Digital Evidence Management Solution at IACP 2019, Featuring New Mobile Functionality to Improve Incident Response, Dated October 23, 2019.
100.5 NICE Customer Journey Solutions Recognized for Delivering World-Class Customer Experience by TMC, Dated October 24, 2019.
100.6 NICE Actimize Revolutionizes Collaborative Fraud Fighting at Money20/20 with Decentralized Artificial Intelligence Capabilities, Dated October 28, 2019.
100.7 NICE inContact CXone Empowers Omnichannel Experiences with New Native Salesforce Lightning User Interface, Dated October 28, 2019.
100.8 NICE Interactions Paris 2019 to Elevate Personal Connections and Drive Exceptional Customer Experiences, Dated October 29, 2019.
100.9 NICE inContact CXone Delivers World’s Most Comprehensive Digital-first Omnichannel Offering in Contact Center as a Service (CCaaS) Market, Dated October 29, 2019.
101.0 NICE inContact Receives Highest Scores in Both Western Europe and North America Use Cases in Gartner Report, Dated October 30, 2019.
101.1 NICE Actimize Awarded “Best Compliance RegTech Global” by Capital Finance International for Second Consecutive Year, Dated October 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary
Dated: November 4, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE Announces the New Generation of Interaction Analytics with AI-Based Anomaly Discovery and Correction, Dated October 2, 2019.
99.2 NETIA Drives Improved Customer Service and Operational Efficiency with NICE Nexidia Analytics, Dated October 3, 2019.
99.3 Q6 Cyber Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated October 7, 2019.
99.4 NICE Solutions Honored by TMC for Driving Innovation and Exceptional Value for Contact Center Customers, Dated October 11, 2019.
99.5 NICE Presents the Path to Creating Extraordinary Customer and Employee Experiences Using Analytics, Automation, Cloud and Workforce Optimization, Dated October 14, 2019.
99.6 PSCU Enhances Member Experience with NICE Actimize ActOne Extend, an Innovative AI-Infused Investigation Platform, Dated October 14, 2019.
99.7 NICE Revolutionizes Performance Management with AI-Based Analytics, Dated October 15, 2019.
99.8 TeleSign, Ekata and CRB Monitor Join NICE Actimize’sX-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated October 15, 2019.
99.9 NICE Awarded Initiative to Modernize Incident Debriefing Systems for Air Traffic Control the Netherlands, Dated October 16, 2019.
100.0 Independent Research Firm Finds High Interest in Adopting AI Across the Contact Center, Dated October 17, 2019.
100.1 NICE inContact Achieves Highest and Furthest Overall Position for Ability to Execute and Completeness of Vision, Respectively, in Gartner Magic Quadrant for Contact Center as a Service, North America, Dated October 18, 2019.
100.2 Au10Tix, Daon, and Kingland Join NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated October 21, 2019.
100.3 NICE Actimize Hosts ENGAGE 2019, the Industry’s Premier Event for Innovative Leaders of the Financial Crime and Compliance Industry, Dated October 22, 2019.
100.4 NICE Unveils Updated NICE Investigate Digital Evidence Management Solution at IACP 2019, Featuring New Mobile Functionality to Improve Incident Response, Dated October 23, 2019.
100.5 NICE Customer Journey Solutions Recognized for Delivering World-Class Customer Experience by TMC, Dated October 24, 2019.
100.6 NICE Actimize Revolutionizes Collaborative Fraud Fighting at Money20/20 with Decentralized Artificial Intelligence Capabilities, Dated October 28, 2019.
100.7 NICE inContact CXone Empowers Omnichannel Experiences with New Native Salesforce Lightning User Interface, Dated October 28, 2019.
100.8 NICE Interactions Paris 2019 to Elevate Personal Connections and Drive Exceptional Customer Experiences, Dated October 29, 2019.
100.9 NICE inContact CXone Delivers World’s Most Comprehensive Digital-first Omnichannel Offering in Contact Center as a Service (CCaaS) Market, Dated October 29, 2019.
101.0 NICE inContact Receives Highest Scores in Both Western Europe and North America Use Cases in Gartner Report, Dated October 30, 2019.
101.1 NICE Actimize Awarded “Best Compliance RegTech Global” by Capital Finance International for Second Consecutive Year, Dated October 31, 2019.